Filed Pursuant to Rule 433

Registration No. 333-145976

December 8, 2009

BLACKROCK, INC.

$2,500,000,000 SENIOR UNSECURED NOTE OFFERING

PRICING TERM SHEET

DECEMBER 7, 2009

Issuer:	BlackRock, Inc.

Ratings:	A1 (Stable) by Moody’s Investors Service, Inc. A+ (Negative) by Standard & Poor’s Ratings Services

Settlement Date:	December 10, 2009

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Banc of America Securities LLC

Co-Managers:

Daiwa Securities America Inc.

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

J.P. Morgan Securities Inc.

Morgan Stanley & Co. Incorporated

RBS Securities Inc.

Wells Fargo Securities, LLC

UBS Securities LLC

Securities:	2.250% Notes due 2012	3.500% Notes due 2014	5.000% Notes due 2019

Size:	$500,000,000	$1,000,000,000	$1,000,000,000

Maturity Date:	December 10, 2012	December 10, 2014	December 10, 2019

Coupon:	2.250%	3.500%	5.000%

Interest Payment Dates:	December 10 and June 10, commencing June 10, 2010	December 10 and June 10, commencing June 10, 2010	December 10 and June 10, commencing June 10, 2010

Price to Public:	99.758%	99.855%	99.728%

Benchmark Treasury:	1.375% due November 15, 2012	2.125% due November 30, 2014	3.375% due November 15, 2019

Benchmark Treasury Yield:	1.234%	2.182%	3.435%

Spread to Benchmark Treasury:	+ 110 bps	+ 135 bps	+ 160 bps

Yield:	2.334%	3.532%	5.035%

Make-Whole Call:	T + 15 bps	T + 20 bps	T + 25 bps

CUSIP:	09247XAF8	09247XAD3	09247XAE1

ISIN:	US09247XAF87	US09247XAD30	US09247XAE13

Pro Forma EBITDA Coverage Ratios

Set forth below are the pro forma as adjusted ratios under the caption “EBITDA Coverage Ratios” in the preliminary prospectus supplement calculated using the actual terms of the notes:

Total debt/Annualized EBITDA	1.7x
EBITDA/Interest Expense	16.8x

Use of Proceeds

Approximately $2 billion of the net proceeds of the offering will be used to repay outstanding borrowings under our commercial paper program with the balance used for general corporate purposes.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847, Citigroup Global Markets Inc. at 1-877-858-5407, Credit Suisse Securities (USA) LLC at 1-800-221-1037 or Banc of America Securities LLC at 1-800-294-1322.

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